EXHIBIT 16




February 28, 2007



Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


Gentlemen:

We have read Item 4.01 of Form 8-K/A, Amendment No. 1 to the Form 8-K dated February 5, 2007, of ATEL Capital Equipment Fund VIII, LLC and are in agreement with the statements contained in the first four sentences of paragraph 1, and paragraphs 3 and 4 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning its material weaknesses in internal control over financial reporting, included in the fourth paragraph of the Form 8-K/A, we had considered such matters in determining the nature, timing, and extent of procedures performed in our audit of the registrant's 2004 financial statements.



                                        /s/ Ernst & Young LLP